 EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned hereby agree that the Amendment No. 5 to Schedule 13D, dated February 5, 2020, with respect to the Common Stock of Selecta Biosciences, Inc. is filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. Each of the undersigned agrees to be responsible for the timely filing of this Statement, and for the completeness and accuracy of the information concerning itself contained therein.  This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 5th day of February, 2020.

OrbiMed Advisors LLC

By:	/s/ Carl L. Gordon
	Name:	Carl L. Gordon
	Title:	Member

OrbiMed Capital GP III LLC

By:	OrbiMed Advisors LLC its Managing Member

By:	/s/ Carl L. Gordon
	Name:	Carl L. Gordon
	Title:	Member of OrbiMed Advisors LLC